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                                                                       EXHIBIT 1



                                LETTER OF INTENT


                                  July 14, 1999



Ben Hill Griffin, III
Ben Hill Griffin, Inc.
c/o      Rabobank International
         Attention:  Ms. Molly Humes, Executive Director
         1201 West Peachtree Street, Suite 3450
         Atlanta, Georgia  30309

Gentlemen:

         1. The purpose of this Letter of Intent is to state our mutual understanding regarding the acquisition of shares of Orange-co, Inc. (the "Company") held by Ben Hill Griffin Inc. ("BHGI") and Ben Hill Griffin, III ("BHGIII") (together, "BHG"). The transaction would involve the purchase of 5,405,160 shares, or 52.4% of the outstanding common stock of the Company (the "BHG Shares"), from BHG for cash price of $7.00 per share.

         2. BHG hereby agrees to offer and, subject to the terms and satisfaction of the conditions set forth in this Letter of Intent, sell to us the BHG Shares for a cash price of $7.00 per BHG Share, such offer to remain open and be irrevocable for 25 business days following the date of this Letter. Our right to purchase would be conditioned upon and would not occur prior to the last to occur of: (i) the execution of an Asset Purchase and Management Agreement between the Company and Pasco Acquisition, Inc. ("Pasco") pursuant to which Pasco contracts for the management of and agrees to buy and the Company agrees to sell the Company's processing plant located in Bartow Florida with such sale conditioned upon completion of the merger referenced in (iv) below,
(ii) the execution of a fruit purchase agreement between BHGI and Pasco and a consulting and non-compete agreement between Pasco and BHGIII accompanied by the payment of the required initial payments thereunder, (iii) our agreement to acquire the remaining outstanding stock of the Company at $7.00 per share and
(iv) the approval by an independent committee of the Company's Board of Directors (and to the extent required by the Company's Board) of the transactions contemplated hereby, including the approval of and execution of a merger agreement between the Company and us with terms satisfactory to us and to the Company pursuant to which each remaining shareholder of the Company other than us (who did not elect to exercise and perfect dissenter's rights if applicable) would receive $7.00 per share. After completion of the transactions contemplated hereby, neither BHGI nor BHGIII will have any continuing obligations or liabilities for any representations and warranties to us or the Company except for customary representations of title in connection with the transfer of the BHG Shares.

                              Page 17 of 23 Pages
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         3. The acquisition would not be contingent on financing; we would provide the financing from internal funds. This Letter of Intent does not create an obligation on our part to purchase the BHG Shares. Our decision to purchase would be subject to such matters as (a) the completion of our due diligence investigation (including environmental and title) in a manner in all respects satisfactory to us in our discretion, (b) our counsel's determination that we would not become subject to applicable control share or affiliated transactions statutes, (c) the approval by appropriate independent director committee action of a definitive agreement providing for the acquisition of all outstanding shares of the Company at $7.00 per share on terms satisfactory to us, (d) receipt by all parties of all corporate, regulatory and other third party approvals and authorizations necessary to consummate the transactions contemplated hereby (including expiration of any required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, it being understood that you and we will use all reasonable commercial efforts to file the necessary report forms within five business days from today), and (e) the Company's entering into definitive Asset Sale and Management Agreements with Pasco Acquisition, Inc. ("Pasco") satisfactory to us. Additionally, it is our understanding that as a result of the transactions contemplated hereby Bobby F. McKown, BHGIII, C.B. Meyers Jr., W. Bernard Lesser and George Harris will be resigning as directors of the Company. Our decision to purchase would be conditioned upon the Company's independent director committee approval of all actions necessary to cause the appointment to the Company's Board of Directors of five replacement directors acceptable to us including fulfilling all required actions of the Company and all required filings under Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

         4. In consideration of the substantial time and effort heretofore expended and to be expended following the execution of this Letter of Intent by us in connection with consideration of the transactions contemplated hereby, for 25 business days from the date hereof, (i) BHG shall not, and shall use its best efforts to cause the Company not to, directly or indirectly, solicit, initiate or accept any offers for the purchase of, engage in any discussions relating to or provide any information or otherwise facilitate any such offer, or sell or transfer or agree to sell or transfer (whether by merger, consolidation or otherwise) any shares of capital stock of the Company (including shares owned by
BHG), or options or warrants to purchase any such stock or any securities convertible into or exchangeable for any such stock, or all or any substantial portion of the assets and properties of the Company; (ii) BHG shall, and shall use its best efforts to cause the Company to, terminate and not renew any current discussions in which it is engaged with any party concerning the matters described in clause (i) above, except, with respect to clauses (i) and (ii) above, for those discussions and transactions contemplated by this Letter of Intent; and (iii) BHG shall use its best efforts to cause the Company to conduct its business only in the usual and ordinary course consistent with past practice and use its best efforts to sustain and preserve in all material respects its goodwill and business organization and all of its advantageous business relationships with lenders, customers and suppliers and in particular to apply all proceeds from the liquidation of inventories and receivables to service payables or reduce debt; provided however, that nothing in this paragraph shall prevent BHGIII from taking any action or refraining from taking any action which based on advice of counsel he believes is prudent in order to comply with his fiduciary duties as a director of the Company nor shall it be deemed to require BHGI or BHGIII to use its best efforts to cause the Company's directors to take any action which they believe based upon advice of counsel would not be prudent in light of their

                               Page 18 of 23 Pages
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fiduciary duties to the Company's stockholders. Except as may be required by applicable law, any public disclosure of this Letter of Intent or our involvement in this transaction remains subject to our approval; provided that you agree that you will provide to us advance notice of any legally required press release and if possible allow us an opportunity to comment thereon before any release thereof. Each party shall bear its own expenses in connection with these transactions.

         If within 25 business days from the date hereof any person or group (other than Pasco Acquisition as contemplated by this Letter of Intent) makes any proposal or offer (including, without limitation, any proposal or offer to the Company's stockholders) with respect to a merger, consolidation or other business combination including the Company or any of its subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of (i) all or any significant portion of the assets of the Company and its subsidiaries taken as a whole, (ii) 20% or more of the outstanding shares of Company common stock or (iii) 20% of the outstanding shares of capital stock of any subsidiary of the Company and a definitive agreement with respect to such an offer or proposal is executed and closed within one year from the date hereof under circumstances where we were proceeding reasonably and in good faith towards completing the transactions contemplated hereby but were not able to do so because the Company's Board, in the exercise of its fiduciary duties did not take actions necessary to satisfy the conditions to exercise contained in paragraph 2 or 3 herein, then BHGI and BHGIII shall pay to us and Pasco by wire transfer of same day funds within two business days after execution and closing an amount equal to all documented out-of-pocket expenses and fees incurred by us and Pasco in connection with this Letter of Intent and the transactions contemplated hereby, provided that in no event shall the amount of such reimbursable fees and expenses exceed $1,000,000 in the aggregate.

         If the foregoing terms and conditions are acceptable to you, please so indicate by signing both of the enclosed copies of this Letter of Intent where indicated and returning one to us.

                                            Very truly yours,


                                            RESERVOIR CAPITAL GROUP, L.L.C.



                                            By: /s/ Craig Huff
                                               ---------------------------------
                                            Name: Craig Huff
                                            Title:   Managing Director



                                            By: /s/ Gregg Zeitlin
                                               ---------------------------------
                                            Name: Gregg Zeitlin
                                            Title:   Managing Director

                              Page 19 of 23 Pages
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Accepted and agreed as of the date set forth above:

BEN HILL GRIFFIN, INC.


By:      /s/ Ben Hill Griffin, III
   --------------------------------------
         Name:  Ben Hill Griffin, III
         Title:  Chairman of the Board


BEN HILL GRIFFIN, III


  /s/ Ben Hill Griffin, III
-----------------------------------------

                              Page 20 of 23 Pages